

# CHUBB GROUP OF INSURANCE COMPANIES

55 Water Street, New York, New York 10041-2899

THIS CERTIFIES THAT pending issuance of a Bond in the form described below, the Federal Insurance Company, hereinafter called the Company, is binding coverage described as follows:

| | | |
|---|---|---|
| 1. | Named of Assured: | Wilshire Mutual Funds, Inc. & Wilshire Variable Insurance Trust |
| | Address: | 1299 Ocean Avenue<br>Santa Monica, CA  90401 |

| | | |
|---|---|---|
| 2. | Producer: | Willis of New York |
| | Address: | 200 Liberty Street<br>New York, NY  10281 |
| | Attention: | Ray Santiago |

3.  Bond Number:  **8212-6544**

4.  Bond Type/Form No.:  Financial Institution Investment Company
    Asset Protection Bond (Ed. 5-98)
    Form 17-02-1421

5.  Term of Binder:  From:  12:01 a.m. on          December 31, 2013
    To:      12:01 .m. on          January 30, 2014

6.  Bond Period:  From:  12:01 a.m. on          December 31, 2013
    To:      12:01 a.m. on          December 31, 2014

7.  Limits of Liability:          $     1,900,000

| Insuring Clause | Limits of Liability | Deductible Amount |
|---|---|---|
| 1.  Employee | $     1,900,000 | $     25,000 |
| 2.  On Premises | $     1,900,000 | $     25,000 |
| 3.  In Transit | $     1,900,000 | $     25,000 |
| 4.  Forgery or Alteration | $     1,900,000 | $     25,000 |
| 5.  Extended Forgery | $     1,900,000 | $     25,000 |
| 6.  Counterfeit Money | $     1,900,000 | $     25,000 |
| 7.  Threat to Person | $     Not Covered | $     N/A |
| 8.  Computer System | $     1,900,000 | $     25,000 |
| 9.  Voice Initiated Funds Transfer Instruction | $     1,900,000 | $     25,000 |
| 10.  Uncollectible Items of Deposit | $     1,900,000 | $     25,000 |
| 11.  Audit Expense | $     25,000 | $     0 |
| 12.  Extended Computer Systems | $     1,900,000 | $     25,000 |

**(No deductible shall apply to any loss under Insuring Clause 1 sustained by an Investment Company)**

8.    Endorsements:
     17-02-0735    Premium Endorsement
     17-02-0949    Name of Assured Endorsement
                          - Wilshire Mutual Funds, Inc.
                          - Wilshire Variable Insurance Trust
     14-02-9228    Compliance With Applicable Trade Sanction Laws
     17-02-2437    Deleting Valuation-Other Property and Amending Change or Modification Endorsement
     17-02-6260    Amend Discovery Endorsement
     17-02-6247    Automatic Acquisition Percentage Threshold Endorsement
                        –15% threshold
     17-02-4753    Debit/Plastic Card Exclusion Endorsement
     17-02-2976    Extended Computer Systems Endorsement
     14-02-12160  Important Notice to Insured
     10-02-1295    Important Notice to Policyholders
     10-02-1281    Terrorism Notice
     **14-02-14098 Automatic Increase in Limits Endorsement -** *new*

9.    Premium        **$6,135**                                                    (One Year Prepaid Premium)

10.    Commission Payable:    17%

The above Binder is expressly contingent upon receipt, review and acceptance of the subjectivity's listed below. The Company must receive all of the items identified below on or before the Binder Expiration Date shown above. If all of these items are not received and approved by the Company on or before this date, this Binder will automatically expire without further action or notice.

- Nothing at this time

The foregoing Binder for coverage is subject to modification or withdrawal by the Company if, before the proposed inception date, any new, corrected or updated information becomes known which relates to any proposed Assured's claims history or risk exposure or which could otherwise change the underwriting evaluation of any proposed Assured and the Company, in its sole discretion, determines that the terms of this Binder are no longer appropriate.

It is expressly stipulated that except as otherwise provided herein, the coverage provided by this Binder is subject to all of the terms and conditions of the quotation letter of November 11, 2013 and attachments thereto issued by the Company.

This Binder may be canceled at any time by the entity referred to in Item 1 by giving written notice of cancellation to the Company. This Binder may be canceled at any time by the Company upon ten (10) days written notice of cancellation to the entity referred to in Item 1 or its agent.

This Binder shall terminate automatically upon the expiration date shown above, or upon issuance of the Bond, whichever occurs first. A short rate premium charge will be made for this Binder unless the Bond is issued by the Company and accepted by the entity referred to above. The Company reserves the right to modify the policies, terms and conditions upon underwriting review of any information received.

This binder does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit us from offering or providing insurance. To the extent any such prohibitions apply, this binder is void ab initio.

*Heather Kane*

By: _____     Date:    December 16, 2013
                    Authorized Representative



OFFEREE DISCLOSURE NOTICE OF
TERRORISM INSURANCE COVERAGE
(new policies and renewals with no terrorism
exclusion or sublimit and no premium charge)

You are hereby notified that, under the Terrorism Risk Insurance Act (the "Act") effective December 26, 2007, we are making available to you insurance for losses arising out of certain acts of terrorism. The policy you are purchasing already includes insurance for such acts. Terrorism is defined as any act certified by the Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula, the United States pays 85% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage. However, if aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31), the Treasury shall not make any payment for any portion of the amount of such losses that exceeds $100 billion.

If aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31) and we have met our insurer deductible under the Act, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

The portion of the offered policy's annual premium that is attributable to insurance for acts of terrorism is:  $ -0-.

If you have any questions about this notice, please contact your agent or broker.

## RENEWAL OF FIDELITY BOND AND JOINT INSURED BOND AGREEMENT

RESOLVED:    that it is the finding of the Board including a majority of the Trustees of Wilshire Variable Insurance Trust (the "Trust") and a majority of the Directors of Wilshire Mutual Funds, Inc. (the "Company"), who are not "interested persons" as defined by the Investment Company Act of 1940, as amended (the "1940 Act") (the "Independent Board Members") of the Trust and the Company, that the placement of a Joint Fidelity Bond (the "Joint Bond") covering the Trust and the Company, underwritten by Chubb Group of Insurance Companies with a coverage limit of $1,900,000 per occurrence and a per annum premium of $6,135 for the period December 31, 2013 to December 31, 2014 is in accordance with the requirements of Rule 17g-1 promulgated by the Securities and Exchange Commission (the "SEC") under Section 17(g) of the 1940 Act, as amended; and it is further

RESOLVED:    that the Board members, including a majority of the Independent Board members have determined that the Joint Bond is in an amount at least equal to the sum of the total amount of coverage which each named insured would have been required to provide and maintain under a single insured bond; and it is further

RESOLVED:    that the portion of the aggregate annual premium for the Joint Bond which has been allocated to the Trust in the amount of $2,932.53 based on the Trust's gross assets be, and it hereby is, approved; and it is further

RESOLVED:    that the portion of the aggregate annual premium for the Joint Bond which has been allocated to the Company in the amount of $3,202.47 based on the Company's gross assets be, and it hereby is, approved; and it is further

RESOLVED:    that the Board members, including a majority of the Independent Board Members, have determined that the portion of the premium allocated to the Trust and the Company for such Joint Bond is fair and reasonable based upon the number of parties named as insureds on such bond, the nature of the business activities of each of the insureds, the amount of the bond, the aggregate premium for the bond, the ratable allocation of the premium among all parties named as insureds, and the extent to which the share of the premium allocated to each insured is less than the premium each insured would have to pay if it provided and maintained a single insured bond; and it is further

RESOLVED:    that said Joint Bond be, and it hereby is, approved; and it is further

RESOLVED:    that the proposed form of Joint Insured Bond Agreement between the Trust and the Company in substantially the form presented to this meeting, be, and it hereby is, approved; and

RESOLVED: that the actions taken by management in securing said Joint Bond, including (1) the allocation of the portion of the premium for payment by the Trust and the Company and (2) the appropriate filing of the Joint Bond with the SEC be, and they hereby are, approved; and it is further

RESOLVED: that the appropriate officer(s) of the Trust and the Company be, and each of them hereby is, authorized to make any and all payments and to do any and all other acts, in the name of the Trust and the Company and on their behalf, as they, or any of them, may determine to be necessary or desirable and proper in connection with or in furtherance of the foregoing resolutions; and

RESOLVED: that Michael Wauters, Treasurer of the Trust and the Company, is designated as the officer responsible for making the necessary filings and giving the notices required by paragraph (b) of Rule 17g-1, promulgated under the Act.

JOINT INSURED BOND AGREEMENT

AGREEMENT, dated this 20<sup>th</sup> day of November, 2013, between Wilshire Variable Insurance Trust (the "Trust") and Wilshire Mutual Funds, Inc. (the "Company").

## RECITALS

A.  The parties hereto are registered managed investment companies under the Investment Company Act of 1940, as amended (the "Act").

B.  By the terms of Rule 17g-1 (the "Rule") promulgated by the Securities and Exchange Commission under the Act, each of the parties hereto is required to provide and to maintain in effect a bond against larceny and embezzlement by officers and employees having direct or indirect access to its funds and securities.

C.  The parties desire to use a joint insured bond because the premium for such a bond is less than the total premiums which would be applicable if each party obtained an individual bond, and intend to establish their relative rights and obligations with respect to the premiums, claims and other matters set forth herein.

D.  A majority of those members of the board of each of the parties hereto who are not "interested persons" of such party as defined by section 2(a)(19) of the Act, have approved the portion of the premium payable by each party, after giving due consideration to all relevant factors, as required by the Rule.

E.  The parties have determined that the allocation of the proceeds payable under the joint insured bond as set forth herein (which takes into account the minimum amount of bond required for each party by the Rule if it maintained a single insured bond) is equitable.

NOW THEREFORE, the parties hereto, in consideration of the mutual covenants and promises contained herein, agree as follows:

1.  Intention to Procure Bond.  The parties will have procured from a reputable fidelity insurance company, authorized to do business in the place where the bond is issued, a joint insured bond insuring each against larceny and embezzlement of its securities and funds by persons who may, singly or jointly with others, have access, directly or indirectly, to such securities or funds.  The bond shall name each party as an insured, and shall comply with the requirements for such bonds established by the Rule.

2.  Amount.  The Bond shall be in the amount of $1,900,000, which represents, as of the date of this agreement, adequate coverage required by the Rule based on the gross assets of the Trust and the Company as of September 30, 2013 as set forth below.

| Name | Gross Assets as of 9/30/13 | Required Coverage | Asset Range |
|---|---|---|---|
| **Wilshire Variable Insurance Trust** | $711,823,526.64 | $900,000 | $500,000,000 to $750,000,000 |
| **Wilshire Mutual Funds, Inc. Total** | $781,657,066.71 | $1,000,000 | $750,000,000 to $1,000,000,000 |

3.  Ratable Allocation of Premiums.  The premium for the Bond shall be allocated to each of the Trust and the Company based on the proportion of the coverage provided for the Trust and the Company, set forth in paragraph 2.

4.  Ratable Allocation of Proceeds.
    (a)  If only one party is damaged in a single loss for which recovery is received under the joint insured bond, the proceeds of the bond shall be paid to such party.

    (b)  If more than one party is damaged in a single loss for which recovery is received under the joint insured bond, each party shall receive that portion of the recovery which represents the loss sustained by that party, unless the recovery is inadequate fully to indemnify both parties, in which case:

        (i)  Each party sustaining a loss shall first be allocated an amount equal to the lesser of its actual loss or the coverage of such party set forth in paragraph 2;

        (ii)  Any remaining proceeds shall then be allocated to the party sustaining a loss not fully covered by the allocation under subparagraph (i).

5.  Claims and Settlements.  Each party shall, within five days after the making of any claim under the bond, provide the other party with written notice of the amount and nature of such claim.  Each party effecting a settlement of any claim shall, within five days after the settlement, provide the other party with written notice of the terms of settlement of any claim made under the bond by such party.  If both parties shall agree to a settlement of a claim made under the bond with respect to a single loss affecting both of them, notice of the settlement shall also include calculation of the amounts to be received under paragraph 4 hereof.  The officers of each party designated as responsible for filing notices required by paragraph (g) of the Rule shall give and receive any notice required hereby.

6.  Modifications and Amendments.  If a party shall determine that the coverage required by the Rule for such party has changed from that set forth in paragraph 2 or that the amount of the total coverage allocated to such party in paragraph 2 should otherwise by modified, it shall so notify the other party hereto setting forth the modification of paragraphs 2 and 3 which it believes to be appropriate, and the proposed treatment of any increased or returned premium. Within 60 days after such notice, the parties shall seek the corporate approvals required by the Rule, and if approvals are obtained, shall effect an amendment to this agreement and the bond.  Either party may terminate this agreement (except with respect to losses occurring prior to such withdrawal) by giving at least ten days written notice to the other party.  The

party terminating the agreement shall be removed as a named insured and shall be entitled to receive any return premium received from the insurance company.

7.	No Assignment.	This agreement is not assignable.

IN WITNESS WHEREOF, each of the parties hereto has duly executed this agreement as of the day and year first above written.

ATTEST:	**WILSHIRE VARIABLE INSURANCE TRUST**


/s/Michael Wauters	/s/Jason Schwarz_____
Michael Wauters	Jason Schwarz
Treasurer	President


ATTEST:	**WILSHIRE MUTUAL FUNDS, INC.**


/s/Michael Wauters_____	/s/Jason Schwarz_____
Michael Wauters	Jason Schwarz
Treasurer	President

**Fidelity Bond Coverage**

**Underwriter:** <u>Chubb Group of Insurance Companies</u>
Period for which premiums have been paid: From 12:01 a.m. on 12/31/2013 to 12:01 a.m. on 12/31/2014.

**Policy Number:  8212-6544**

**Company:**
Wilshire Mutual Funds, Inc. & Wilshire Variable Insurance Trust

**Coverage:**          $ 1,900,000

**Premium:**          $ 6,135.00